Exhibit 3.7

Business Number C30222 - 1998 Filed in the Office of Secretary of State State Of Nevada Filing Number 20243915583 Filed On 3/14/2024 11:02:00 AM Number of Pages 2

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11 : 02 : 21 a . m . 03 - 14 - 2024 4 I 307 - 263 - 0459 Fr o m Ro bert Doran 1.307.263.0 4 59 Thu Mar 14 12:02:32 2024 MDT Page 4 of 4 ATTACHMENT TO CERTlFICATE OF DESIGNATION SERIES A PREFERRED STOCK Pursuant to the Nevada Revised Statutes Findit, Inc . , a corporation organized and existing under the law of the State of Nevada (the "C orporation "), in accordan ·e with the provisions of the Nevada Revised Statutes DOES HER E BY CERTIFY as follows : In August 2013 , the Co.rporation authorized the creation of 50 , 000 , 000 Series A Preferred Shares. The required Certificate of Designation was not properl y filed at that time . As a result , the Board of Directors of the Corporation by resolution by written consent in lieu of meeting dated March l , 2024, adopted the following resolution ratifying the creation of the 50 , 000 , 000 shares of Preferred Stock , $ . 001 par value per share, designated as Series A Preferred Stock: The Series A preferred stock shall hav e the following rights , designation, number , powers , preferences , limitations , restrictions, and relat iv e right s and other matters relating to such shares of Series A preferred stock : A Designation and Number. A series of the preferred stock, designation the ·'Series A Preferred Stock ,'' $0 . 00 I par value , was established in August 2013. The number of authorized shares of the Series A Preferred Stock is Fifty Million (50 , 000 , 000). The rights , preferences , privileges , and restrictions granted to and imposed on the Series A Preferred Stock are as set forth below . B. Dividend Provi s ions . None C. Preemptive Rjghts. None D Voting Rights. E ach share of Serie s A Preferred Stock shall entitle the holder thereof to cast 2,500 votes on all matters submitted to a vote of the s tockholder s of the Corporation .

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